Filed by Integrated Circuit Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

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IDTI - IDT and ICS Announce Plan to Merge

Event Date/Time: Jun. 16. 2005 / 9:00AM ET

Event Duration: 1 hr

OVERVIEW

IDTI and ICS have signed a definitive agreement to merge. IDTI reported that ICS shareholders would receive in a tax-free exchange of 1.3 shares of IDTI common stock and $7.25 in cash for each share of ICS common stock. The transaction is valued at approx. $1.7b. ICS stockholders will own approx. 46% of the combined entity. Q&A Focus: Product line, GM, and clock market.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

CONFERENCE CALL PARTICIPANTS

Clyde Hosein

Greg Lang

Hock Tan

Tad LaFountain

David Wong

Allan Mishan

Michael Masdea

Srini Pajjuri

Justine Lien

Louis Gerhardy

Chris Danely

Chris Denay

Tim Luke

Sandy Harrison

Kevin Rottinghaus

John Barton

Mark Edelstone

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the joint conference call with IDT and ICS conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Clyde Hosein. Please go ahead.

Clyde Hosein

Thank you, Julie. Good morning and thank you for joining our call to discuss IDT’s plan to merge with ICS. Speaking on the call today are Greg Lang, President and CEO of IDT, Hock Tan, President and CEO of ICS. I am Clyde Hosein, Chief Financial Officer of IDT. Also available during the Q&A portion of the call is Justine Lien, Vice President-Finance and Chief Financial Officer of ICS.

In a moment, I will turn the call over to Greg. He will discuss the strategic rationale of the merger. Following Greg, Hock will discuss the strategic value of the merger from ICS’ perspective. And then we’ll turn the call over to the operator for the Q&A portion of the call.

Before we begin, I would like to remind everyone that information discussed in this call will include forward-looking statements that relates to the proposed merger and the combined Company and involve risk and uncertainties. The statements are based on current expectations and involve judgments and estimates. Actual results could differ materially from those currently anticipated due to a number of factors, including those mentioned in documents filed with the SEC by both ICS and IDT.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Lastly, the subject matter discussed in this call will be addressed in the registration statement on Form S4 on the joint proxy statement in a prospectus to be filed with the SEC, which after filing may be obtained at no charge at the SEC’s website or from the IDT or ICS website. We urge you to read it when it becomes available because it will contain important information.

All participants are advised that the audio portion of this conference call is being broadcast live over the Internet and is also being recorded for playback purposes. A Web-cast of the call will be archived on both the IDT and ICS Investor Relations websites until later this year, when the acquisition is expected to close. A replay of this call is also available by dialing 800-475-6701 domestically or 320-365-3844 internationally and using access code 786166 starting later today.

It is now my pleasure to introduce IDT's President and CEO, Greg Lang. Greg?

Greg Lang

Thank you and good morning, everyone. I’m very excited to announce that IDT and ICS have signed a definitive agreement to merge. We anticipate that the combined Company will deliver superior solutions to our customers and value for our stockholders relative to both companies’ stand-alone businesses by simultaneously providing growth opportunities while benefiting from operating efficiencies.

IDT has increased its investment in a tiny market over the past three years. Initially focused on solutions within the communications market, we’ve expanded our activity to include clocks for PC motherboards and clocks for registered DIMM memory modules, and we’ve enjoyed success in this area with our timing revenues growing about 55% last year to become our second-largest product line.

Of course, as we participate in these markets, it’s clear that ICS has significant technology, devices and talent. They’ve proven to be a consistent innovator in the timing arena and their focus on customer satisfaction has provided them with a track record of profitability and a strong customer base.

We believe that this transaction will strengthen IDT’s existing portfolio of timing devices with a broader array of products and will also provide the merged Company with platforms for growth within the communications, consumer and computing markets. We believe ICS and its customers will benefit from IDT’s broad product portfolio of non-clock products, and the strength of our combined portfolio will accelerate success within the communications market.

When Hock and I first talked, we quickly agreed that the combination of these two companies would create tremendous opportunity to expand our mutual presence in the communications timing market segments, as well as provide compelling alternatives to penetrate the large segments dominated by Crystal Solutions today.

Finally, the transaction also provides an opportunity to leverage IDT’s existing Hillsboro fab. With little or no capital investment, we plan to have Hillsboro begin fabrication of next-generation ICS products, ensuring a lower wafer cost of these products and enhancing utilization of our fab while further decreasing our reliance on SRAM wafers.

A few details on the transaction terms. The transaction will be accounted for under purchase accounting rules and is expected to close in the fall of this year. Under the terms of the merger agreement, ICS shareholders will receive in a tax-free exchange 1.3 shares of IDT common stock and $7.25 in cash for each share of ICS common stock. Both — excuse me — based on the Wednesday, June 15, 2005, close price for IDT stock of $12.53 and currently fully diluted shares outstanding, this represents an ICS price per share of approximately $23.54, valuing the transaction at approximately $1.7 billion.

IDT would issue approximately 90.9 million shares of common stock to ICS stockholders based on Friday’s close. ICS stockholders will own approximately 46% of the combined entity. IDT will continue to trade on NASDAQ under the ticker symbol IDTI. The acquisition is contingent upon stockholder approval by both companies and customary regulatory approvals.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

We project the transaction will be neutral to our IDT fiscal ‘06 earnings and accretive to IDT’s fiscal ‘07 earnings on a non-GAAP basis. Within 12 months of closing, we expect to realize full operational efficiencies and demonstrate a majority of the manufacturing synergies within 36 months.

We currently anticipated 40 to $50 million per year in cost synergies within three to four years. We believe the proposed merger creates value for our customers and our stockholders and stronger growth prospects than either company could achieve on its own. This is a merger of two successful companies, and we believe this is a compelling fit, bringing scope and scale to both parties.

What I’d like to do now is turn the call over to ICS’ President and CEO, Hock Tan, for his perspective on the merger and the fit between our two companies.

Hock Tan

Thank you, Greg. Good morning, everyone. Like Greg, I am actually very excited about our plan to merge with IDT. We are each leaders in our own particular markets and product segments. But when combined, we believe we have tremendous potential to expand our presence in communications, PCs and consumer markets.

IDT’s breadth and depth of product offerings to various infrastructure applications in communications covering wireless metro storage enterprise further enables ICS’ timing technology to reach those applications in a much more expeditious manner. IDT's extensive experience with the development of products and systems — ecosystems in particular — further widens the scope of product offerings that can benefit from ICS capabilities.

Now, through the years, as you may know, ICS has built a leading position in the timing business, beginning in the computing market, extending to consumer and more recently communications and even military. We have in particular enormous success in many consumer markets, particularly in set-top boxes and games console. We’ve expanded our presence more recently in the high-perform gaming platforms and have an emerging effort in the digital TV space.

These entry points provide greater opportunities for IDT products and know-how to service and support consumer customers and applications as they evolve into more complex next-generation digital systems.

Now, the combined Company, I believe, can further accelerate the displacement of Crystal oscillators with silicon-based timing solutions and further drive our success with timing silicon in the communications markets, in particular in the infrastructure communications market, and broaden the combined offerings — our combined offerings to the computing and consumer segment as well.

As Greg had discussed, there are some obvious synergies between our products and markets that we currently anticipate will provide value to our customers through more efficient utilization of IDT’s manufacturing capacity and economies of scale of the combined businesses in test and assembly, elimination of clear redundant and overlapping redundancies, and redeployment, redirection and sale of R&D resources to facilitate expansion into new technology, new markets and cross-selling opportunities.

Now, the management structure of this combined Company will be that Greg Lang will be CEO and President, while I will join as Chairman of the board. My particular short-term goal — role and responsibility as an executive will be to integrate ICS, our businesses, people, into IDT’s structure. Clyde Hosein will be the CFO.

Beyond these high-level positions, employees of both companies will be harnessed and will be critical to a successful integration. Greg and I will be working diligently with the employees of both companies and our partners to leverage talent in design, manufacturing and sales. We believe from this, our customers will benefit both from the improved efficiency and through

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

expanded product offerings, delivered by the efforts of our channel relationships and direct sales force that the combined companies will have across various markets throughout the globe.

I would like to take this opportunity to thank our investors, employees, customers and partners who have contributed to the success of ICS. I am committed to working with this new team to make this combined Company a great success. I’ve been impressed with IDT and its people, and I look forward to help turn the potential represented by this business combination into reality.

With this, before moving onto the Q&A session, I would like to turn the call over to Clyde.

Clyde Hosein

Thanks, Hock. Before we start a Q&A, let me provide some logistical information. Both IDT and ICS’ Investor Relations homepage will provide (multiple speakers)

Hock Tan

Clyde, could you get closer to the phone?

Clyde Hosein

Sorry?

Hock Tan

Could you get closer to the phone? I guess I’m not —

Clyde Hosein

Both IDT and ICS’ Investor Relations homepage will provide an SEC document regarding this announcement. We will also maintain a page that will point to information about the planned merger, including SEC filings, transcripts of conference calls, presentations and related materials.

Finally, for those that wish to listen to a playback of today’s conference call, an audio recording of the call will be available from both companies' Investor Relations websites later today. You can listen to a full replay by calling 800-475-6701 domestically or 320-365-3844 internationally. Use access code 786166. Again, the full number is 800-475-6701 domestically or 320-365-3844 internationally and access code is 786166.

Operator, you may now begin the Q&A session of our call.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Tad LaFountain, Wells Fargo Securities.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Tad LaFountain

I realize it’s very early in the integration process, but could you walk us through the product development and R&D capability of the merged Company?

Greg Lang

Yes. This is Greg. Just briefly, as you mentioned, it is very early, actually, very early in the integration process. But if you look at the two companies, we have developed products independently in communications, a wide range of products in communications between serial switching, specialty memory products, flow control management products, network search engine products —a very broad range of communication ASSPs. Also developed the timing solutions for communications, consumer, PC, memory markets; also have a range of products in the video area. This is a new emerging area that ICS has been investing in for the digital TV marketplace. And also a broad line of military products as well. So we have a very good footprint across several different market segments, and we’ll look to leverage and expand our ability to grow in those segments with the combined organization.

Tad LaFountain

And if I can follow up on that, Greg, the design for manufacturability issue is becoming increasingly important in the industry. Would the coupling of ICS’ product development with your in-house manufacturing facilitate product development?

Greg Lang

I think the issues that you mentioned, designed for manufacturability are probably on more new generation process technology. I think the process technology that we have in our fab we think are very well suited for the current products today, as well as future products today in the timing business. So we think this is a very good fit. We build a number of different clock products today in our own facilities and have looked at the technology that is used in ICS products and feel very strongly about our ability to build those in a very short period of time in our facility.

Operator

David Wong, A.G. Edwards.

David Wong

Again, this is kind of long-term, but you talk about 40 to $50 million a year in cost savings over three to four years. What percentage of that is from bringing the ICS production in-house?

Hock Tan

About I would say 60 to 70% of it would be from manufacturing related-type synergies.

David Wong

And the operating operational savings over, like, within 12 months, what kind of number would you be looking at there?

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Clyde Hosein

I think that’s a question that we would work out in the next few months, and we’ll give a lot more clarity at the close. But as Greg indicated earlier, we expect that it’s still going to close of this in the early October time-frame. We expect this to be neutral to IDT’s earnings in fiscal ‘06 and accretive through ‘07.

David Wong

And ultimately, do you expect as a combined entity to get the operating margins up to the ICS kind of level? Is that kind of the overall objective? Is that realistic?

Clyde Hosein

That is the objective there. Gross margins have been very healthy at close to 59, 60%. Ours has been lower than that, as you —I’m not sure how much you followed IDT — we’ve announced some major restructuring programs to improve our cost and expense structure. So that would take us into the low 50s. This combination should be able to get us to approach that as we move more of their production over to us.

David Wong

One more question. Is it just the next generation ICS stuff that goes in-house or is it going to be the existing products also?

Greg Lang

We will concentrate on the next generation — a lot of the existing products. We’d rather expand that R&D resource on developing new products and new markets than redesigning the older products. So we’ll look at doing the fastest transition we can on new products, but not necessarily a broad-scale redesign of older products.

Operator

Allan Mishan, CIBC World Markets Corporation.

Allan Mishan

Good morning congratulations to all involved. A couple of questions. First, for Clyde, is the restructuring that you talked about and also the depreciation rolloff next year — is any of that affected whatsoever by this merger?

Clyde Hosein

Not at all. The restructuring was really improving our — IDT’s — infrastructure costs, and that will continue to happen. The depreciation happens the same way, how does one say — automatically. So, the short answer — no impact on restructuring. I think investors could expect we’ll continue to drive towards those reductions

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Allan Mishan

Great. And I know this will take a couple of years, but do you guys anticipate that you’ll produce all of ICS’ products outside of I guess the soft filters in the Hillsboro fab or are there some that for performance reasons or design reasons need to stay at foundry?

Greg Lang

That’s a very good question, Allan. The mix of products in the fab I think — or excuse me, the mix of foundry versus fab products — I think will remain just that — a mix. We will clearly have technologies that we cannot or do not plan to build inside, and at the same time we’ll clearly have a number of technologies that we can build inside.

So I expect us to be a hybrid foundry/internal fab organization for the foreseeable future, where we have a high degree of leverage and partnership with the fab operations or the foundry operations that we work with today, but also we have a much better utilized facility internally. So it will be a combination of both, and we do see in the horizon over the next few years that we would match out our capacity in Hillsboro so that the need and the importance of the partnerships on the foundry side remain critical for both companies.

Allan Mishan

Okay, great. And what about the R&D and also infrastructure for IDT’s cost business? Are you guys going to keep that out on the West Coast or what happens there, to the extent you can comment?

Greg Lang

IDT has resources on R&D in Shanghai, we have them in California and to some extent also in Atlanta. And we are not through integration planning, but we expect to basically try to leverage the best we can the R&D resources in both companies. As you know, in the technology business, business growth and opportunities comes from exciting new products, and so R&D is a very heavily valued and leveraged resource for us. So we will look at how we can direct resources into the best growth opportunities we can across both companies.

Allan Mishan

Okay, and if I could just ask one last one, what are your expectations for the commodity SRAM business? If I look out two years, are we still going to be producing that stuff, now that you have something else to put in the fab?

Greg Lang

I think that we’ll probably make that call later as we look at the utilization of the facility. But clearly, in the near term, we’ll continue to be a strong provider of SRAM products. But it is clear that our reliance on SRAM for both wafers as well as revenue will decline substantially, probably into the single digit range for the combined Company.

Allan Mishan

Okay, thanks very much. Congratulations.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Operator

Michael Masdea, Credit Suisse First Boston Corporation.

Michael Masdea

Maybe you guys can take a shot at telling us from a revenue perspective, how much head-to-head competition and overlap you’ve seen between the two companies so far. And then second, translate that in the how much R&D dollars and how much SG&A dollars you think are being spent on the exact same or very similar type of functions and if you’re going to redeploy that or how much of that will be saved?

Greg Lang

Yes, from a product or market type of overlap, your first part of the question, we’ve been I think historically for both companies been around for roughly 20 years or more. We have been competing in different marketplaces. In the last couple of years, we’ve come together to some extent in the communications space, to some extent in the PC space and to some extent in the DIMM memory module space. And so those are the areas that you might see some similarities.

There’s very little overlap in communications. There’s some overlap in PCs. That was a market that IDT had entered in the last year. And there’s also some in the DIMM memory module space. But I would say that the overlap is very limited because IDT’s entry into those market segments has been relatively recent.

And in terms of directing the new product development where we do have some overlapping resources, I think it would be similar to the response I gave earlier, which is we’ll look to leverage those resources to help us grow into some new areas and help be a source of new opportunity for us in the future.

Michael Masdea

Great, and just a follow-up. In terms of timing, any reason why now? I know certainly on the ICS — IDT side, we have new product momentum coming in the second half. But is there any reason that the timing happened now versus any other time?

Greg Lang

I guess no particular reason. I think the time was right, I think, for both companies. We’ve been in discussions for a period of time and this is — the fit seemed correct and I think the sooner that we can leverage some of the resources that we have in our fabrication facility, the sooner we can start generating new value in the combined organization and the sooner we can start to leverage some growth potential in some of these new markets.

Hock Tan

And I will echo that, too. This is in our view a very long-term strategic merger. And frankly, any timing is good, if you want to look at it that way. So there’s no particular timing agenda here other than the fact that it was opportunistic that we talked and agree — both agree on a combination that makes a lot of sense, and so we get it done.

Operator

Srini Pajjuri, Merrill Lynch.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Srini Pajjuri

Thank you. Clyde, I guess, could you give us a little bit more detail on the wafer starts at the fab and also if you need to expand capacity to bring in ICS and if you were to do that, what your CapEx will look like going forward?

Clyde Hosein

Yes, Srini. Our capacity today is 30,000 wafers and it’s 8-inch wafers. Our utilization today is about 70%. We ran about 21,000 wafers or so. We have no plans to expand the capacity. I think the strategic rationale is to fill up the remaining utilization, and as both businesses continue to grow, we would peel off the SRAM business. So I think in any reasonable period, our intention is not to expand the fab capacity.

From a CapEx point of view, we do not anticipate this requiring any major CapEx to move the products to there or as we bring up new products. So this would not change materially any of the CapEx requirements.

Srini Pajjuri

Okay, fair enough. I guess in the restructuring that you announced a few months ago, you had indicated that your target was to hit about mid-50s type of gross margin. But that did not include exiting the SRAM business, which has, I believe, a 0% gross margin or close to it. So if you were to exit the SRAM business, will that add or will that be beneficial to your overall gross margin?

Clyde Hosein

If we were to exit the SRAM business, that would be true. But as Greg indicated, in the near term, our intention will still be the SRAM business. So I think that’s more of a long-term view on SRAM, and if it happens, you’re right, the margins should get some expansion.

Srini Pajjuri

Okay, and one last question on the model — any implications on the tax rates that we’ve been using?

Clyde Hosein

Again, let’s treat the separate companies; as we get closer to the close, we’ll give you more guidance. But Justine or Hock can describe their tax rate. We — IDT still have a substantial amount of NOLs and I think the tax rate that is implicit out there in the various models from IDT’s perspective still is pretty good. Justine, do you want to add anything on tax? I don’t think there’s any change in your point — post-merger I think it would be more of an IDT tax rate.

Justine Lien

Correct, Clyde. I think we just go with the guidance we’ve given as separate companies and then we’ll give new guidance closer to when the integration will happen.

Operator

Louis Gerhardy, Morgan Stanley.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Louis Gerhardy

Regarding your expectation for some accretion in IDT’s fiscal ‘07, can you just talk about what you are expecting to happen in order to achieve that, and specifically I’m most interested in what has to happen with regards to the utilization of IDT’s manufacturing facilities by ICS, but also other expectations that you’ve baked into that.

Clyde Hosein

Louis, thank you. There is obviously a lot of detail to be worked out between now and the close, and we’ll work on that. But in order for us to get there, I think the expectations is we’ll get some operational efficiency between both companies and experience the savings of that. And I think within that time frame, we’d expect some of the wafers to be — to start manufacturing in-house, generate some further savings. So the combination of both of those two effects is why we believe it’s going to be accretive in ‘07.

Louis Gerhardy

And when you talk about the 40 to 50 million of savings, I’ve heard you mention costs, but are there also expenses involved there?

Clyde Hosein

Yes, there will be some from operational efficiencies, so yes, it’s both cost and expenses.

Louis Gerhardy

Okay, and then with regards to the 40 to 50 million, can we think of it being linear over those three to four years, or front-end loaded, or back-end loaded? How can we think about that?

Clyde Hosein

That’s a question, a good question we should be able to answer closer to close, as we get past some of the approval issues and both companies start doing detailed planning, we’ll be able to give you more guidance in that. In the first year, I don’t think it’s safe to assume that it’s going to be a step function in terms of the manufacturing synergy, so some of that will probably come out in the further-out time frame.

Louis Gerhardy

Okay, and then just in terms of the compatibility of the two companies’ design tools and flows, both from a vendor but also from just a design methodology perspective, can you guys comment on that?

Greg Lang

Hock, do you want to comment on that a bit?

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Hock Tan

Yes. ICS is essentially a mix signal company, uses a lot of mix signal tools. But I think the kind of tools we use are not that incompatible, are fairly similar to what is used in IDT. We use Cadence, we use Avanti, we use a variety of tools. But, having said all that, I think the key concept, philosophy behind our methodology and the premise behind that is to design mix signal products in digital processes. And I think that fits very well with what runs — which with I guess the whole process, technology that exists in IDT today.

Louis Gerhardy

Okay, and then lastly, if I could just ask, can you give us a long-term model now for the combined Company after those three to four years? You’ve given us some sense of gross margins. But can you help us out with the rest of the income statement?

Clyde Hosein

I think we’ll give more clarity on that as we get closer to the close. We’ve done obviously some high-level analysis, enough to get comfortable that this will make sense of both sets of shareholders, but we'll provide more model guidance as we get to the close.

Operator

Chris Danely, J.P. Morgan.

Chris Danely

One for Hock, one for Greg. Hock, just a question on the sellout price. Your stock was here as recently as last November. I’m just wondering why if I pick, I guess, around $24 — if your stock was there about seven months ago?

Hock Tan

Right, what we’re saying — why are we doing it at that level?

Chris Danely

Exactly.

Hock Tan

The strategic benefits — the short-term and long-term debt is coming from this combination. And as we’ve said, this is actually a merger — both shareholders would roughly — on both sides will roughly own equal portions of this combined Company. And what’s really very, very interesting, attractive, I would say, I believe to the shareholders on my ICS side in particular is to think that short term, we have a lot of synergy and benefits — manufacturing, cross-selling opportunities — and longer term, the combination of these two companies could provide a fairly awesome combination in addressing opportunities in the semiconductor market. From our viewpoint, too, is we are also somewhat bulking up to reduce any risk on the downside, but certainly looking more towards the upside on a long-term basis for topline and a short-term basis for operating income.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Chris Denay

Okay, and then what do you think the combined share of the companies is right now in the clock market?

Greg Lang

Hock, do you want to do it?

Hock Tan

As Greg said earlier, that’s actually a very limited overlap. And so to answer that question might be misleading to you. There’s very little overlap in the sense that while IDT has done clocking solutions, they do it to some extent as part of their overall product line to round out their product line in the past historically. ICS has purely focused on clocking — grew from that, stayed in that, sustained itself on that. So, if I give you a share, it may be all, actually, ICS shares. That's not fair, either. So that's been very limited all along (ph), Chris.

Chris Danely

And then last question for Greg, I don’t cover you guys, but I’ve listened to your calls in the past and made — you’ve been saying that you’ve been taking share from ICS, among others, on the PC side. So I guess to ask it simply, why buy them out?

Greg Lang

Well, Chris, I think the short answer is we did enter into this space about a year ago, into the PC space in particular. And we have made some traction. But I would say that what this transaction allows us to do is essentially accelerate our plans, accelerate our time lines and accelerate the potential synergies that we can — both companies can establish for shareholders.

So this is actually a very — very much an acceleration and very much a step forward or a lead function for us to get basically well ahead of where we would’ve been or either company would’ve been on a stand-alone basis. So, actually, this is a very positive step to allow us to achieve some of these results in a much faster period of time and deliver those to the market.

Chris Danely

And that make sense. All right, great. Thanks, guys, and congratulations.

Operator

Tim Luke, Lehman Brothers.

Tim Luke

I was wondering if you had a sense of what the time frame might have been to move some of the ICS product into the IDTI fabs and if you — I think you may have sort of partially addressed that. What should we think is a framework for that? I was also wondering if you could have just touched on how we — the Board structure would look following the merger?

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Greg Lang

So in terms of timing, I think what we’ll look for is we’ll look for natural transitions in the market, which the next — the PC business, anyway, is on kind of an annual transition. So we’ll look to target the next logical transition in each of the market segments and try to intercept those with products that have been designed for the IDT fab process. So that would be out in the — probably out in a year’s time frame from today, in the spring of next year.

The Board composition right now basically that we — what we’ve identified is five board members, including myself, from IDT and four board members, including Hock, from ICST. So that’s a total of nine folks — five from our Company, and four from ICS.

Hock Tan

If I could just briefly expand on what Greg answered on the first part. I think Greg has mentioned, and that’s also pretty much our intent, is on existing products, we’re not likely to transition to any new fabs. As Greg indicated, a better use of engineering marketing resources in developing new opportunities than to just report any existing designs, products, into a new fab from an existing fab. In the bigger picture, essentially what this would evolve would be that we will continue — we in the combined Company will actually continue to use a combination of internal fabs and outsource where particularly skills, particularly technologies are required to our existing fab relationships as well.

Tim Luke

Can you just outline to what extent you’re going to be doing investor meetings and where you might be doing them over the next month or so?

Hock Tan

You ask me?

Tim Luke

Yes. Will you be doing some roadshow events associated with the merger?

Hock Tan

Oh, just generally?

Tim Luke

Yes.

Clyde Hosein

I will take that, Hock. We plan to be out starting tomorrow on the road with various investors. And you guys, if you have a request, you could send it to Dawn Morse at IDT Investor Relations. But we’ll be out on the East Coast for most of — starting tomorrow and most of next week, and then we’ll follow up with meetings on the road with various people thereafter.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Tim Luke

And then lastly, just Hock, if you could just remind us on the gaming side, how do you perceive that business in terms of traction and what that might end up being as a percentage of revenue for the combined entity in the next sort of couple of years or so. How do you view that opportunity? Thank you.

Hock Tan

Very, very well, I guess, as a summary. We appear to be very well positioned on all next generation platforms — most next generation platforms, I should clarify. And as they ramp up in volume, and we expect that to go pretty high volumes by next Christmas — not this coming one, necessarily, but next Christmas. We would expect this games console business to be probably emerging close to — as perhaps as high as 50% of our consumer clock business. And we expect that consumer clock business to perhaps be growing fairly — one of the fastest-growing areas of the three segments in the timing business. So, yes, it will become a significant portion of the total timing market, and in my view, probably the total combined Company’s revenues as well.

Operator

Sandy Harrison, Pacific Growth Equities.

Sandy Harrison

Good morning, guys. Congratulations. Hopefully the market in the semi sector will take a cue from this and we’ll see more of these. A couple of quick questions. One, if you look at the balance sheet, if you could kind of — back of the envelope, what you think it would look like after you kind of roll out. I think there is some converse and other things out there for ICST — what do you think the cash balance looks like when this gets done, and then what sort of cash flow do you guys think you could look at on an annual basis?

Clyde Hosein

I’ll take that. I don’t think — and Justine could comment. I don’t think there’s any debt in ICS, and certainly IDT, we have none. So the combined Company, as of March, has just under $800 million of cash. We’ll use about 500 — 550 including transaction — all transaction costs in this transaction. So we should be in the 250 range of cash post-merger.

The cash flows from both companies today before synergies is north of 100 million; I think it’s 120 million or more. We expect that to improve from two areas — one, from IDT’s restructuring plans, as well as synergies from putting the both companies together. So it would be very compelling in terms of positive cash flow going forward. But we expect to have a solid debt-free balance sheet both pre-merger and post-merger and extremely high positive cash flow going forward.

Sandy Harrison

Okay, and then as far as the sales channel, you guys have had a little — I think a little bit of a different sales channel, and one of ICST’s strengths is its Asian distribution channel. How do you think the view of the Company and what the sales channel looks like once the acquisition is completed or the merger is completed? Excuse me.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Greg Lang

Clearly, we’re going to look to leverage the strengths of both companies. ICS has absolutely been the most successful company in the PC and DIMM clock business over the last several years. So we’ll look to leverage the strength and learn from what they’ve accomplished over the last couple of years and build from that. So that would be our intent. Hock, I don’t know if you want to add anything to that?

Hock Tan

Oh, absolutely, I couldn’t put it better myself, which is simply that I think while it’s early to look at the whole thing, I think the whole concept with this combination is to select the strongest part of each company and leverage on it to benefit the other sides of the businesses. And I do agree with your point made here, which is our China/Taiwan channel is probably very, very strong, even in competing against Asian companies. And we certainly intend to expand on that, leverage on that to get new products through those channels and to the customers in those areas.

Sandy Harrison

Actually and then lastly, Clyde, you guys are putting together, moving into new facilities and combining a lot of resources this summer, where some of the leverage comes from. Do you expect to have a fair amount or some of the ICST folks join you out here on the campus in the Bay Area or are you going to keep the two pretty separate at this point from a facilities basis?

Clyde Hosein

Certainly, we’ll — that’s part of our integration planning coming forward. We’re actually moving into the campus — some of our employees are already down at the new campus. So part of the integration plan is to figure out what's the best, optimal location for all of the employees in the new Company, as Greg and Hock both pointed out. One of the biggest strengths of the Company is the people that work in it, so we want to make sure there is minimum disruption. So that will be part of our integration plan in the next few months, and we’ll update you guys as we go on that.

Sandy Harrison

Great. Thanks, guys, and congratulations.

Operator

Glen Yeung, Smith Barney.

Unidentified Speaker

This is Jim for Glen. Can you discuss a little bit about the process — what customers will need to do to requalify ICST products to the IDTI process, and also to what extent has there been any customer reaction, if any, at this point?

Greg Lang

Yes, so short answer to your question on requalification, given that we’re going to target new products and we’re going to target a new cycle, there won’t be a special or new recall necessary or required by customers. So I think this will be a very natural

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

evolution, if you will, for our customer base. And at this point in time, since we just went out last night at five-ish Pacific Time, I don’t have any customer reactions to report yet. So I don’t know if Hock does.

Unidentified Speaker

Great. And any additional comments with regard to antitrust or Hart-Scott-Rodino?

Greg Lang

That’s of course a normal part of the process. We feel good that the opportunity represented here in the overall timing space with silicon and nonsilicone type of clock solutions — the combined Company is less than or roughly 10% of that market. So we think it’s a very vibrant, competitive space, and we think that over this process that we will actually end up having a very strong, positive contribution to the overall marketplace.

Operator

Kevin Rottinghaus, FTN Midwest Research.

Kevin Rottinghaus

Could you give us any color on what the end-market breakdown will look like for the combined Company between PCs, comps, consumer, other markets?

Greg Lang

Yes, absolutely. Let me grab that data really quickly here. So, from an end market standpoint, we expect the combined Company to have approximately 57% — well, this is based on some recent historical data — but let’s say middle 50% range in the communications space; high 20s, maybe 30% in the computing space; and roughly 6%, and as Hock’s described, probably a growing 6% in the consumer space. And then miscellaneous and other in the high single digits.

Kevin Rottinghaus

Is the PCs, is that all clocks?

Greg Lang

It is primarily clocks today. There might be a few logic devices in there. As you may know, if you’ve tracked IDT in the past, is we have some new investment areas in the serial switching space, PCI Express in particular, that will provide some growth in the future. But, today, it’s primarily in the clocking arena.

Kevin Rottinghaus

Okay. In the clock market overall, could you — with the combination, could you talk about what the competitive environment looks like now in PCs in particular, and then in communications as well?

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Greg Lang

Hock, why don’t I have you answer that, since you are the expert here?

Hock Tan

Well, in the clock market, with — right now, there have been more than just ICS and IDT. We have Cypress, we see them (ph) very much in the PC clock market, and we have the bionics company called RealTech. In communications side, market gear is even more — somewhat fragmented. Here, we’re talking about not just ICS and IDT, but we also have Cypress, we have Freescale, and to a more limited extent, Terracom and TI. In digital consumer, the prime competitors in this space here is — has been ICS and Cypress.

Kevin Rottinghaus

Could you tell us what the engineering headcount will be for the combined Company and how much of that has been devoted to clocks at IDT?

Greg Lang

I think the combined Company — the answer on the combined Company is probably too soon to tell. We’ll need to get through the integration process to sort that out. From an IDT-only standpoint, kind of the second part of your question, our engineering resources are in the several-hundred-person range, and in clocks in particular, it’s probably on the order of something south of 100. So probably 80 to 100 from an engineering standpoint.

Operator

Tore Svanberg, Piper Jaffray.

Unidentified Speaker

This is actually Jeremy calling for Tori. Just a question on the — a little bit more on the market share. I understand that the market share doesn’t change too much as a combined entity, but given that one competitor — or you’ve taken out one competitor in the PC clock market. Do you expect pricing to be somewhat easier for you going forward?

Greg Lang

This market is a pretty dynamic market. Hock’s the expert here — he can comment on it. But I think the market is dynamic, where there is a number of competitors. So we expect it to remain a robust market at the end of the day.

Hock Tan

I don’t think you’ll see any significant changes on the pricing environment, seriously, and the fact, as I mentioned earlier — right now I could count four competitors — four primary competitors in this marketplace. And I don’t — and I think there are enough players out there that it would not support anything but a fairly competitive price that we’ve been seeing in the marketplace for PC clocks or, for that matter, communications clocks or consumer clocks.

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PRELIMINARY TRANSCRIPT

Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Unidentified Speaker

Great. And then Hock, just maybe looking at ICST’s business, what kind of gross margins can your new product achieved by using IDT’s Hillsboro fab? I just want to get a sense of the degree of leverage you can get out of these new products by going internal.

Hock Tan

It’s somewhat premature at this point to get so specific. Obviously, as you hear from Greg earlier, what we expect to see is certainly an improvement in gross margin across the board — across our combined Company, find better utilization of the fab, and through that, an improvement in gross margin across all products, including the clock business that will be engaged in that. As far as specific of that, I think it might be premature.

Julie, is there anybody else in queue?

Operator

John Barton, Wachovia Securities.

John Barton

Greg and Hock, you’ve both been very clear of the fact that going forward we’re going to see a hybrid situation — internal fab, external fab. You’ve been clear about the fact that you don’t want to spend the R&D dollars to port existing designs into the IDT fab. But that said, if you look at the ICS revenue base today and look at what you could redesign as those opportunities arise themselves as far as end customers doing generational changes, could you give us a rough estimate as to the overall percentage of revenue of ICST that could be ported into IDT’s fab over time?

Hock Tan

It’s a very interesting question. I think it ties in more — it’s not so much, John, about what could be done as much as what we would want to consistent with a sustainable long-term hybrid strategy. And I think that ties into capacity of the fab that exists and the fact that there may be other product lines, low-margin, that may, as Clyde indicated, peel off to make room for higher-margin products.

At the same time, we’re also recognizing the fact that we’ve been very successful, as has IDT currently, with fab partnerships out there, whether it’s for better process technology that doesn’t exist in the Hillsboro fab, or just the fact that our fabs charted in UMC has given us a very, very awesome support and turn-around times. So we will continue to run a hybrid strategy, rate of porting over has been great and I did indicate will be related more to new products.

And while we’re doing that, believe me, we’re going to grow. So essentially, we’re going to do both, and there will be enough product, in our mind, in our silicon usage, to expand usage, obviously, in the Hillsboro fab as a priority, but also continue to run it very much in our fab partnership.

So, going forward, one would assume that there would be a certain percentage outsourced and a certain percentage used internally. And that pretty much ties to how fast we’re going to grow out our overall business. And that includes not just ICS’ part of the business, but the overall combined business. I know, it’s a lengthy thing.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

John Barton

You’re touching — I will get to the root cause, or the route of my question, and see if you’re willing to answer it. But if you were to look at the fab today, if you were to exit the SRAM business and you were able to instantaneously port everything over that you wanted to, could you get to 100% utilization in the fab? In today’s revenue rates?

Greg Lang

I think to answer that question is probably premature. We won’t be able to do it instantaneously, so it’s a bit of a hypothetical question. But we do see a period in time in out in the three-year time horizon that we will be out of capacity in the facility. So, that will be a good problem to have in just managing how and what we drive to our foundry partners as opposed to internally. So we clearly see that coming on the horizon — exactly when and what the loading will look like is premature at this point.

John Barton

And Greg, if I could take two of your different responses — the one you just made about putting stuff in the fab over the long term can’t happen instantaneously — completely understood. You know, the three-year time frame is what you’ve thrown out there. And then in the previous answer to a question, when people asked you about your entry into the clock business, particularly in PCs, you talked about the fact that, yes, you’ve had success, but obviously it’s not a dominant market share at this point in time.

Am I correct in making the statement that while the revenue doesn’t show the very significant success you’ve had in that area, a review of approved vendor lists would show something much more successful, meaning there’s a lot of ICST business out there where you were already approved on that motherboard; hence, you could potentially persuade, goad, whatever, customers to move to the IDT part number and accelerate that ramp into the internal fab?

Greg Lang

That’s a very good question. As you know, we just entered the space last year, so our current market position as measured by revenue is probably number three or maybe less, number four or so, in the space. So our current revenue measure would be small. But we have earned several sockets on new platforms, etc., and there may be, as you suggest, some sockets where there are common approvals, and if that’s the case, that we would of course work with those customers as appropriate in that type of situation.

John Barton

And then last question if I could, when you responded to kind of end market revenue distribution, your comment was that post the merger, you’d have somewhere in the mid-50s of exposure to com (ph). Does that continue to use the historic ICST reconciliation of shipments into servers as they come, or is it end market?

Greg Lang

Yes, that was basically, we just blended what the companies were reporting externally into one pie chart. So that’s actually also an excellent observation. That might tweak if we just — one of the two of us will change in how we report, because I think we’re currently reporting the DIMM memory modules of support chips in our PC segment and I believe ICS currently does it in their communications segment. So that will tweak those numbers a little bit one way or another, depending on how we determine to report that later.

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Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

Operator

Mark Edelstone, Morgan Stanley.

Mark Edelstone

First off, best wishes for the merger. I had a two-part question for Greg and then one for Hock. Greg, on the R&D effort that you have underway right now for timing products, could you just give us a sense as to what percentage of your R&D budget for fiscal ‘06 was positioned towards timing products? And then, when you looked at your budget plan for fiscal ‘07, what did that percentage look like?

Greg Lang

Yes, I’m not sure I could give you that percentage off the top of my head, Mark. It might be more interesting, actually, to think about the places where there could be some potential overlap, and that is today primarily in the PC space. And we do most of the development there in our Shanghai design center. So that points to clearly an opportunity for us to redirect those resources onto some new growth areas in the combined Company’s future. So, again, it’s early in the process. We haven’t sorted through a lot of these kinds of questions. But, clearly, that would be an area for us to develop some products for new growth areas and drive some additional growth for the combined Company.

Mark Edelstone

And for Hock, could you just give us a sense as to how many wafers you run now per quarter to drive your business?

Hock Tan

Well, we use quite a considerable sum. And I prefer really not to provide an answer to that for competitive reasons. I apologize, but prefer not to.

Operator

There are no further questions in queue. Please continue.

Clyde Hosein

Thank you. I want to thank all of you for the interest you’ve shown in both of our businesses, and we look forward to talking to you later. Thank you.

Operator

Ladies and gentlemen, that does conclude our conference for today. Today’s conference will be available for replay at 9:30 AM Pacific Time and will remain available through June 23. The dial-in number for the replay is 1-800-475-6701, access code 786166. (Operator Instructions). International participants, the dial-in number is 320-365-3844, and again, access code 786166.

That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconferencing. You may now disconnect.

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PRELIMINARY TRANSCRIPT

Jun. 16. 2005 / 9:00AM, IDTI - IDT and ICS Announce Plan to Merge

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*    *    *    *    *

Forward-Looking Statements

This document contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to Integrated Design Technology, Inc.(“IDT”), Integrated Circuit Systems, Inc.(“ICS”), the proposed merger between IDT and ICS, and/or the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by IDT and/or ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT’s or ICS’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information and Where to Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about the transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations . Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.

Participants in the Solicitation

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.